[HUNTSMAN CORPORATION LETTERHEAD]

June 1, 2009

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Jay E. Ingram, Legal Branch Chief
Era Anagnosti, Attorney

Re:	Huntsman Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed on April 30, 2009
File No. 001-32427

Ladies and Gentlemen:

We are submitting this correspondence in response to the comments provided in your letter dated May 8, 2009 with respect to Amendment No. 1 to the Annual Report on Form 10-K of Huntsman Corporation (the “Company”) referenced above (the “Form 10-K/A”).  For your convenience, we have repeated your comments below, followed by the Company’s responses.

Executive Compensation, page 4

Elements of Compensation, page 9

Annual Incentive Awards, page 10

1.                                      We note that the compensation committee has selected the adjusted EBITDA as the fundamental component among the various financial metrics used to determine and evaluate the annual incentive compensation.  Please note that while you disclose that the EBITDA gets adjusted on the same basis and factors as the adjusted EBITDA reported in your “fiscal-year-end earnings release”, in accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how this measure was calculated from your audited financial statements.  Please advise.

Response:

Adjusted EBITDA was calculated by eliminating the following from net income:  interest, income taxes, depreciation and amortization, gains and losses from discontinued operations; restructuring, impairment and plant closing  costs; merger associated income and expense; losses on the sale of accounts receivable to our securitization program; unallocated foreign currency loss; certain legal and contract settlements; losses from early extinguishment of debt; extraordinary loss on the acquisition of a business; loss on dispositions of assets and certain insurance recoveries.

The Company agrees that it will provide this additional information in future filings.  The Company notes that it will file a proxy statement later this year in connection with its 2009 annual meeting of stockholders, and will include this information in the proxy statement.

Long Term Compensation, Page 11

2.             We note minimal, if any, analysis as to how the ultimate level of annual equity awards were determined.  For each named executive officer state the factors that were considered in deriving the awards reported in the table on page 12 and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response:

The Stock Incentive Plan permits the granting of a variety of stock and stock-based awards. The awards are granted during the first quarter of each year.  Pursuant to this schedule, grants of equity-based awards for 2008 were made during the first quarter.

Grants were targeted at levels intended to represent an estimated potential financial value that, when combined with base salary and annual incentive compensation, would be near the median value for total direct compensation (base salary plus annual incentive compensation plus long-term compensation) paid to comparable executive positions at companies in our peer group and other chemical and general industrial companies as represented in nationally-recognized executive compensation surveys. The survey information is contained in a report prepared for the Compensation Committee by its compensation consultant that includes a detailed analysis of actual compensation and trends based on competitive market data gathered from peer proxy statements and published and private survey sources.  This same report is used by the Compensation Committee for setting total annual compensation, as described in the Form 10-K/A under “Compensation Discussion and Analysis—Annual Review of Executive Compensation.”

The Compensation Committee also considered benchmarking information in the form of a breakdown by percentiles of awards granted to similarly situated executives at comparative companies, which is contained in the report prepared by the Compensation Committee’s consultant.  The Compensation Committee considered this information to provide a reference point as to how our named executive officers’ award levels compare to the comparative companies.

In addition, the Compensation Committee considered the value of the equity award made to each named executive officer in 2007.  The Compensation Committee in prior years has approved grant levels that approximate the prior year’s grant, taking into account the expansion of duties and job responsibilities.  However, our merger agreement with Hexion Specialty Chemicals, Inc., which was in effect at the time the grants were made, limited the number of shares that could be granted under our Stock Incentive Plan to an aggregate of 600,000 shares, including shares granted to plan participants other than our named executive officers.  Because of this limitation, the Compensation Committee first determined the target value of the awards for each named executive officer by coming as close as possible to both the prior year value of the equity award and the median market levels when combined with base salary and annual bonus, and then converted this value into a number of restricted shares.  The Compensation Committee then proportionately reduced the number of shares awarded to each named executive officer to remain within the share limitation restriction of the merger agreement.  The value of the 2008 equity awards issued to the each of our named executive officers was approximately 80% of the value of the equity award granted to each in 2007.

The merger agreement also precluded our Company from issuing stock options.  Historically, the Compensation Committee has delivered 50% of the award value in stock options and 50% in restricted stock.  As a result of the restrictions in the merger agreement, our named executive officers received only grants of restricted stock and no stock option grants for 2008.

The Company agrees that it will provide this additional information in future filings.  As previously noted, the Company will file a proxy statement later this year in connection with its 2009 annual meeting of stockholders, and will include this information in the proxy statement.

As requested in your letter, the Company acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 584-5776.

Very truly yours,

/s/ SEAN H. PETTEY
Sean H. Pettey
Corporate Counsel

cc:	J. Kimo Esplin
Samuel D. Scruggs
L. Russell Healy
Wade Rogers
Randy W. Wright
Troy M. Keller